Philips updates markets on Healthcare sector in meeting with investors and financial analysts

May 12, 2011

Boston, Massachusetts, USA – At a meeting with investors and financial analysts today in Boston, USA, Royal Philips Electronics (NYSE: PHG, AEX: PHI) will update the financial market on the developments in the relevant Healthcare markets, and the progress made by the Healthcare sector.

Philips Chief Executive Officer Frans van Houten will comment on the opportunities and near-term actions to drive performance improvements. To underline Philips’ commitment to strengthen local market entrepreneurship, Mr. Van Houten will discuss the recent appointment of a full-time Chief Market Leader, who will report directly to him. After the remarks, Mr. Van Houten and Chief Financial Officer Ron Wirahadiraksa will take part in a question-and-answer session with the investors and analysts present in Boston.

At the event, Healthcare executives including Steve Rusckowski, Chief Executive Officer of Philips Healthcare, will comment on current market views and business priorities. The executives will discuss how the Healthcare sector is executing on its strategy to accelerate growth by leveraging leadership positions and capturing market share growth potential in growth markets.

“Philips Healthcare’s growth and earnings trajectory has been solid, demonstrating the strength in our businesses and geographies,” said Mr. Rusckowski. “Going forward, we will further accelerate growth by driving business-market execution.”

Presentations in Boston, USA will start at 8:30 AM local time or 2:30 PM CET. Please visit this link to listen to the webcast and download the slides that will be used during the day.

For further information, please contact:
Joost Akkermans
Corporate Communications
Tel: +31 20 5977 406
E-mail: joost.akkermans@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs about 117,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.3 billion in 2010, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.